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                                                                      EXHIBIT 4

     To finance the acquisition and installation of certain manufacturing equipment for the production of plastic pipe in California, Harvel Plastics, Inc., an indirect subsidiary of Detrex Corporation ("Harvel"), executed certain instruments and agreements in connection with the issuance by the California Economic Development Financing Authority of variable rate demand industrial development revenue bonds in a principal amount not to exceed $4,000,000. These agreements and instruments were delivered at a closing held on March 24, 1998 and may, in certain circumstances, define the rights of holders of long-term debt of Harvel. The long-term debt offering was not registered and the total amount of securities authorized thereunder did not exceed 10% of the total assets of Detrex Corporation and its subsidiaries on a consolidated basis. In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, Detrex Corporation hereby agrees to furnish a copy of such instruments and agreements to the Commission upon request.